Exhibit 99.1

Itau Unibanco Holding S.A. Itau 2019 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2019

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Head of Investor Relations is Mr. AlexsandroBroedel. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717 ,and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2019, 12/31/2018 and 12/31/2017.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/relacoes-com-investidores. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	11/03/2020

Historical resubmission Version Reasons for resubmission Date of update V2 Update in itens 12.5/6, 12.7/8 and 12.12 07/10/2020 V3 Update in itens 11.1 and 11.2 08/03/2020 V4 Update in itens 12.5/6, 12.7/8 and 12.12 08/18/2020 V5 Update in itens 12.7/8 and 12.12 08/24/2020 V6 Update in itens 12.5/6 and 12.12 09/04/2020 V7 Update in itens 12.5/6 and 12.12 10/07/2020 V8 Update in itens 12.5/12.6, 12.7/12.8 e 12.12 10/29/2020 V9 Update in itens 5.6, 11.1 and 11.2 11/03/2020

5.6 Supply other information that the issuer may deem relevant On August 21, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure, came into effect. Noteworthy in this resolution are the implementation of a continuous, integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress testing program, the set-up of a Risk Committee, the nomination of the Chief Risk Officer (CRO) to be reported to the Central Bank of Brazil, and the CRO’s roles, responsibilities and independence requirements. Additional information on items 5.1 and 5.5 COVID-19 During this unprecedented health crisis, we are engaged in reducing the transmission of COVID-19 not only within our facilities but also across Brazil and in the countries in which we operate, as we are aware of the importance of avoiding the collapse of public and private healthcare systems. Since March 2020, our senior management and Executive Committee have held daily meetings to continuously monitor the crisis and to implement the measures necessary to support our workforce, our clients, and the society in facing the COVID-19 pandemic. Please, find below some initiatives that we have adopted in hopes of minimizing the effect of the COVID-19 pandemic. For the society: We have announced the donation of R$250 million through Fundacao Itau and Instituto Unibanco for the building of hospitals, the purchase of respiratory equipment, masks, basic needs and hygiene kits. Our goal is to support vulnerable communities and to assist in the prevention and treatment of COVID-19. In trying to achieve this goal, we have, along with Bradesco and Santander, donated 5 million quick COVID-19 tests and medical equipment, such as tomography devices and respiratory equipment. In order to provide support to parents with young children, we have launched the ‘read at home’ campaign, a special edition of our ‘read for a child’ program suitable for social distancing. We launched the Todos pela Saude (“All for Health”) initiative that will be funded by a R$1 billion donation. The purpose of this initiative is to fund and coordinate relief efforts aimed to address the effects of the COVID-19 pandemic on Brazilian society. Seven renowned experts will lead the initiative and will be responsible for selecting initiatives to be funded. Todos pela Saude will operate through four axes of action: Informing: educating the population, such as promoting the use of face masks; Protecting: testing the population and health professionals; Caring: supporting officials of states and large municipalities in establishing crisis response committees; training and supporting health professionals; adopting telemedicine; expanding the capacity and efficiency of hospitals; acquiring and distributing strategic inputs, as well as procuring equipment and human resources. Resuming: cooperating for the development of strategies to a safely resume social activities, and monitoring programs for vulnerable communities. For our clients: Since March 24, 2020, opening hours of Itau and Itau Uniclass branches were shortened: from 9:00 am to 10:00 am to the special public (retirees, INSS beneficiaries, the elderly, and pregnant women); and from 10:00 am to 2:00 pm to the general public, on a contingency basis. Itau Personnalite digital branches have also shortened their opening hours, now from Mondays to Fridays, from 9:00 am to 6:00 pm. Our reward programs will not expire until June 30, 2020.

We are encouraging the use of our digital channels, such as apps and bankline, and digital products, such as virtual cards, contactless payment, and digital bank statements. We have added content to our website to assist clients in the use of digital channels, along with information relating to opening hours, branches, and other frequently asked questions (www.itau.com.br/coronavirus). We will ramp up communication through digital channels, both for our usual customer service and for providing financial guidance during this period of market instability. We have increased the transaction limits in our digital channels, so that our clients are able to make transactions and payments without having to leave their homes. We offered an emergency credit line for SME payroll loans and granted a 60-days grace period for individuals loans. We have announced a timely extension of 60 days to installment payments of up-to-date loans, maintaining the original interest rate of the contract. In April, we extended the term for extending loan and financing installments by up to 120 days for individuals and up to 180 days for small and middle market companies. In addition, loan agreement terms can also be extended up to 6 years for individuals and up to 5 years for small and middle market companies, thus reducing the value of monthly installments and keeping the same interest rates. Within this period, approximately 850 thousand contracts have already been renegotiated. We have suspended the minimum billing requirement for Rede’s clients until May 31, 2020, thus ensuring fee rates remain unchanged regardless of the billing volume reached. Since March 26, users may block cards in the event of loss or theft at the customer service IVR. This enables our clients to block cards by themselves very quickly, without having to wait for the help of one of our employees. In partnership with Ifood, Rede has given more liquidity to the restaurants affiliated to the platform: from April 2, 2020 on, these restaurants will receive their sales revenues in 7 days rather than the usual 30-day period. Clients with vehicle financing who wish to request a 60-day postponement for repaying installments may do so on a fully digital basis, by accessing option “Carencia 60 dias” (60-day grace period). Small businesses may have their employees’ salaries guaranteed for two months. This is eligible for businesses which: (i) have annual revenues from R$360 thousand through R$10 million; (ii) have engaged our payroll loan services; and, (iii) are current with payments in the latest quarter. These eligible companies may start repaying this benefit in six months, with installment payments of up to 30 months, and an interest rate equivalent to the CDI rate, which is currently at 3.0% p.a. This measure is a part of the PESE Program, which is a partnership with the Brazilian National Treasury, the Central Bank, and Bradesco and Santander. For our employees: We have taken preventive measures, to ensure the wellbeing of our workforce that were only possible due to our continuous investments in people development and technology. Several channels to provide our employees with intense communication about COVID-19 and our role during this crisis. Daily report distributed to all our employees. CEO posts weekly videos with updates on the actions taken to fight this crisis. Currently we have around 40 thousand collaborators working remotely. Risk group employees were kept away from their in-person activities on a preventive basis, and were instructed to work remotely or have their absence waived. All in-person events and meetings that could not be done through digital channels were canceled. The number of clients in branches at the same time has been limited to 10 people at the most. Branch employees are working under a weekly rotation system, with the physical presence of up to 50% employees, as we seek to keep minimum staff numbers in client service.

Branches hit with COVID-19 cases will be closed for the public and only reopen when all outlined prevention measures are completed. We have readjusted our call center operations and intensified hygiene protocols. Early payment of the 13th salary on April’s payroll. Temporary suspension of employment contract terminations without cause between March and September 8, 2020. We have entered into new partnerships offering benefits that promote physical and mental health with activities that may be performed at home (Totalpass and GympassW). The Be Ok (Fique OK) channel is available for all employees and family members who wish to talk about their health. A multidisciplinary team of professionals, such as psychologists, psychiatrists, and nutritionists, provides advice by telephone, email or WhatsApp. Remote medical advice service is available to all employees, free of charge and regardless of the healthcare plan they have, through Sirio-Libanes and Albert Einstein hospitals. Advice is offered by professionals, who screen symptoms and advise on signs of severity, treatments and suitable referrals, so as to contribute to the wellbeing of all and prevent people from going to hospitals in less complex cases.

11. PROJECTIONS

11.1. Projections should identify:

According to the Material Fact disclosed on 05/04/2020, Itaú informs its stockholders and the market in general that, by presenting the results for the third quarter of 2020, it keeps the decision to suspend its projections for the year 2020, disclosed through Material Fact on 02/10/2020.

11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

According to the Material Fact disclosed on 05/04/2020, Itaú informs its stockholders and the market in general that, by presenting the results for the third quarter of 2020, it keeps the decision to suspend its projections for the year 2020, disclosed through Material Fact on 02/10/2020.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2019

	Consolidated		Brazil [1]	
	Realized	Expected	Realized	Expected
Total Credit Portfolio [2]	10.9%	8.0% – 11.0%	14.1%	8.0% – 11.0%
Financial Margin with Clients	8.6%	9.0% – 12.0%	9.1%	9.0% – 12,0%
Financial Margin with the Market	R$ 5.6 bn	R$ 4.6 bi – R$ 5,6 bi	R$3.8 bn	R$ 3.6 bi – R$ 4.6 bi
Cost of Credit [3]	R$ 18.2 bn	R$ 14.5 bi – R$ 17.5 bi	R$ 15.5 bn	R$ 12.5 bi – R$ 15.5 bi
Commissions and Fees and Results from Insurance Operations [4]	5.9%	2.0% – 5.0%	6.3%	2.0% – 5.0%
Non-Interest Expenses	2.5%	3.0% – 6.0%	3.0%	3.5% – 6.5%
Effective Tax Rate	31.7%	31.0% – 33.0%	32.5%	32.0% – 34.0%

(1) Includes foreign units ex-Latin America;
(2) Includes financial guarantees provided and corporate securities;
(3) Composed of Result from loan losses, Impairment and discounts granted;
(4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses.

Reasons for divergence from projections:

Total loan portfolio: the higher-than-expected growth in Brazil is mainly driven by the higher credit demand from individuals and small and middle-market companies and to the increased corporate securities maintained in portfolio from the corporate segment.

Financial margin with clients: the lower-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin American operations.

Cost of credit: the higher-than-expected level in Consolidated is mainly due to the higher increase in the loan portfolio in Brazil and to the higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019.

Commissions and fees and result from insurance operations: the higher-than-expected growth in Consolidated and in Brazil is mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services.

Non-interest expenses: the lower-than-expected growth in Consolidated and in Brazil is due to the efficient cost management.

Projections for fiscal year 2018

	Consolidated		Brazil [1]	
	Delivered	Expected	Delivered	Expected
Total Credit Portfolio[2]	6.1%	4.0% 7.0%	4.2%	4.0% 7.0%
Financial Margin with Clients	2.2%	-0.5% 3.0%	-0.2%	-1.0% 2.5%
Financial Margin with the Market	R$5.5 bn	R$4.3 bn R$5.3 bn	R$4.0 bn	R$3.3 bn R$4.3 bn
Cost of Credit[3]	R$14.1 bn	R$12.0 bn R$16.0 bn	R$12.3 bn	R$10.5 bn R$14.5 bn
Commissions and Fees and Results from Insurance Operations[4]	5.5%	5.5% 8.5%	5.1%	6.5% 9.5%
Non-Interest Expenses	5.0%	0.5% 3.5%	3.3%	0.5% 3.5%
Effective Tax Rate	34.1%	33.5% 35.5%	34.7%	34.0% 36.0%

(1) Includes foreign units ex-Latin America;
(2) Includes financial guarantees provided and corporate securities;
(3) Composed of Result from loan losses, Impairment and discounts granted;
(4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses.

Reasons for divergence from projections:

Financial margin with the market: the higher-than-expected growth in Consolidated was mainly driven by our results in Latin America.

Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activities and a fiercer competitive environment.

Non-interest expenses: the higher-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin America operations.

Projections for fiscal year 2017 Consolidated Brazil2 Forecast1 Actual Forecast1 Actual Total Credit Portfolio3 From 0.0% to 4.0% -0.8% From -2.0% to 2.0% -3.2% Financial Margin with Clients4 (ex-impairment and Discount Granted) From -4.2% to -0.8% -4.7% From -5.2% to -1.8% -4.4% Cost of Credit5 From R$ 15.5 bi to R$ 18.0 bi R$ 17.9 bi From R$ 13.5 bi to R$ 16.0 bi R$ 15.8 bi Commissions and Fees and Result from Insurance Operations6 From 0.5% to 4.5% 5.2% From 0.0% to 4.0% 5.2% Non-interest Expenses From 1.5% to 4.5% 0.3% From 3.0% to 6.0% 0.9% (1) Considers USD-BRL rate at R$3.50 in December 2017; (2) Includes foreign units ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) Financial margin with clients also includes the reclassification in 2016 of discounts granted to Cost of credit; (5) Composed of Result from loan losses, Impairment and discounts granted; (6) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. The Company informs that, in 2017, the financial margin with the market was R$6.3 billion, in line with the expectation for the end of the year between R$5.5 billion and R$6.5 billion, and that the effective income tax and social contribution rate was 31.2%, in line with the expected range between 30% and 32%. Reasons for divergence from projections: Total loan portfolio: the lower-than-expected growth in Consolidated and in Brazil is mainly driven by lower-than-expected credit origination levels, due to lower credit demand compared to the originally expected demand. Financial margin with clients (ex-Impairment and discounts granted): the lower-than-expected growth in Consolidated is mainly driven by lower credit growth levels in 2017, and to the effects of a Selic interest rate lower than the originally expected one. Commissions and fees and result from insurance operations: a higher-than-expected growth in Consolidated and in Brazil is mainly driven by a higher-than-expected increase in fund management fees and revenues from economic and financial advisory and brokerage services. Non-interest expenses: a lower-than-expected growth in Consolidated and in Brazil was driven by the ongoing search for efficiency and cost control over 2017. c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced According to the Material Fact disclosed on 05/04/2020, Itau informs its stockholders and the market in general that, by presenting the results for the third quarter of 2020, it keeps the decision to suspend its projections for the year 2020, disclosed through Material Fact on 02/10/2020.

The decision to suspend the projections is due to the low visibility of the extent and depth of the effects of the current crisis brought by the COVID-19 pandemic. Management understands that it is prudent not to disclose new forecast at this time, until it is possible to estimate the impacts and extent of the current situation in the Company’s operations more accurately. Itau Unibanco reiterates its commitment to transparency towards its stakeholders and, as the Company has been doing since the beginning of the crisis generated by the COVID-19 pandemic, will keep its shareholders and the market informed about its initiatives and the effects of the crisis on its operation.